C SQUARED DEVELOPMENTS INC.
735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

02 OCT 10 AM 9:49

October 1, 2002

02055355

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Paul Dudek

Dear Sirs:

RE: C Squared Developments Inc.
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. News release dated September 26, 2002;
2. BC Form 53-901F–Material Change Report dated September 26, 2002;
3. News release dated October 1, 2002; and
4. BC Form 53-901F–Material Change Report dated October 1, 2002.

Yours very truly,

C SQUARED DEVELOPMENTS INC.
per:

Marilyn Wong,
Assistant Secretary

Encl.

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

dlw 11/20

82-1756

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

SEPTEMBER 26, 2002
NEWS RELEASE 00-07
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

The Company is pleased to announce that it has completed its initial evaluation of two advanced gold projects in the People's Republic of China, and will be proceeding with the business arrangement between itself and Terrawest Management Inc., as described in the Company's news release of July 9, 2002.

The projects are located in the Qin Ling Gold Mining District, Henan Province, People's Republic of China. The Qin Ling Gold District is the second largest producer of gold in China, with more than 500 gold bearing quartz veins having been discovered to date. Of these, the most extensive vein is Vein #60, with a strike length of approximately 4.2 kilometers, and an average thickness of 1.2 meters. The upper 400 meters of Vein #60 has been mined from 1,660 meters to 2,000 meters above sea level, producing approximately 500,000 ounces of gold, according to the China National Gold Corporation.

The deepest drill hole to date intercepted Vein #60 at an elevation of 897 meters, and assayed 26.93 g/t over 0.80 meters.

The Qin Ling Gold Mine, owner and operator, recently sank a 320 meter shaft on Vein #60 from 1,660 meters to 1,340 meters and will complete a 440 meter long drift by November 2002 when production at a maximum rate of 1000 tonnes per day will commence. Three mills owned by Qin Ling Gold Mine are capable of processing 850 tonnes per day. Qin Ling Gold Mine is a 100% owned subsidiary of China National Gold Corporation, China's largest gold producer, and is a fully state-owned company under the administration of the Chinese Gold Bureau.

The second project, Vein #9, lies to the immediate west of Vein #60 and was mined from 1975 to 1994, producing approximately 300,000 ounces of gold. Further exploration will be required to evaluate the potential of Vein #9.

Terrawest Management Inc. has signed a letter of intent with Qin Ling Gold Mine which provides for the formation of a joint venture to develop and exploit Vein #60 and Vein #9. Terrawest will have the right to earn a majority interest. The specifics of the joint venture will be outlined in the joint venture contract, which is anticipated to be completed shortly.

C Squared has been granted the sole and exclusive right to acquire Terrawest's interests in both projects.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

82-1756

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

   C Squared Developments Inc. (the "Company")
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8

   Telephone: (604) 913-0613

2. **Date of Material Change**

   September 26, 2002

3. **Press Release**

   A news release was issued on September 26, 2002, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

   The Company has completed its initial evaluation of two advanced gold projects in the People's Republic of China, and will be proceeding with the business arrangement between itself and Terrawest Management Inc., as described in the Company's news release of July 9, 2002.

5. **Full Description of Material Change(s)**

   See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Senior Officer**

   Jonathan George
   Telephone: (604) 913-0613

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 26th day of September, 2002.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President

82 - 1756

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

OCTOBER 1, 2002
NEWS RELEASE 00-08
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

The Company announces that it has entered into a non-brokered private placement of up to 1,000,000 units at a price of $0.25 per unit, for gross proceeds of up to $250,000.

Each unit is comprised of one share and one share purchase warrant. Each share purchase warrant will entitle the purchaser to acquire an additional share of the Company at a price of $0.30 for a term of two years.

Proceeds will be used to advance the Company's projects in China and for general working capital.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

82-1756

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

   C Squared Developments Inc. (the "Company")
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8

   Telephone: (604) 913-0613

2. **Date of Material Change**

   October 1, 2002

3. **Press Release**

   A news release was issued on October 1, 2002, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

   The Company has entered into a non-brokered private placement of up to 1,000,000 units at a price of $0.25 per unit.

5. **Full Description of Material Change(s)**

   See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Senior Officer**

   Jonathan George
   Telephone: (604) 913-0613

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 1st day of October, 2002.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President